UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2011

Commission File Number: 000-30910
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O2MICRO INTERNATIONAL LIMITED
(Translation of registrant’s name into English)
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Grand Pavilion Commercial Centre, West Bay Road
P.O. Box 32331 SMB, George Town
Grand Cayman, Cayman Islands
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports
under cover if Form 20-F or Form 40-F:     Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.

1.	Other Events

O2Micro International Limited (NASDAQ: OIIM) announced that on March 3, 2011, a judge in the Northern District of California issued an order awarding Monolithic Power Systems, Inc., (“MPS”) costs of $339,315 in the case Monolithic Power Systems, Inc. v. O2Micro International Limited, Civil Case No. 08-04567, Northern District of California. This order is in response to MPS’ motion for attorneys’ fees and costs filed in June 2010 after O2Micro dismissed its case against MPS regarding certain of O2Micro’s patents. The court did not award any attorneys fees in the order, and O2Micro anticipates the court will issue its final order on MPS’ motion for an award of attorneys’ fees in approximately sixty (60) days. Based on the current order, O2Micro reserves the right to appeal the final ruling when it is issued.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2011                                                                 O2MICRO INTERNATIONAL LIMITED

By:  /s/ Sterling Du
Sterling Du
Chief Executive Officer